UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 December 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT N.V. - Buyback of ordinary shares, 27 December 2005

TNT N.V. - Buyback of ordinary shares, 28 December 2005

27 December 2005

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 23, 2005, it purchased 209,000 TNT N.V. ordinary shares at an average price of Euro 26.0129 per share.

It is TNT's intention to cancel the repurchased shares.

28 December 2005

TNT N.V. - Buyback of ordinary shares

Further to the share buyback program announced on 6 December 2005, TNT N.V. announces that:

on December 27, 2005, it purchased 206,000 TNT N.V. ordinary shares at an average price of Euro 26.5442 per share.

It is TNT's intention to cancel the repurchased shares.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 161,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TNT N.V. website is: http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 28 December 2005